0 82-04421

09047513

SUPPL

RECEIVED

2009 DEC 17 A 7:11

EASTMAIN

NEWS RELEASE

TSX Symbol: ER
December 3, 2009

Eau Claire Assays & Metallurgy
35 High Grade Gold-Tellurium Intersections
94 to 96% Gravity + flotation gold recovery

Eastmain Resources Inc. (TSX:ER) is pleased to announce assay data from recent definition drilling and preliminary metallurgical test results from its Eau Claire Gold Deposit, located in James Bay, Quebec. 48 holes **totaling 14,569 metres have been completed during this phase of drilling.**

Holes 216 through 228 intersected **35 gold-bearing** quartz-tourmaline **veins, including multiple intersections containing over one ounce of gold**, adding to an overall increase in the grade and size of the deposit (Table 1). Preliminary metallurgical test work on the primary grind indicates impressive gold recoveries, ranging from approximately 94 to 96%, solely from gravity plus flotation techniques. Further testing to determine the overall final gold recovery and optimal processing, using a additional techniques, is still underway. Eau Claire also contains important byproduct rare metals including tellurium and bismuth, which may contribute to the total net smelter return value of the gold deposit. Further testing will also include determination of byproduct recoveries.

Assay highlights include:

- **27.6 g/t Au** over 1.5 m, incl. **81.8 g/t Au (2.39 oz/ton)** over 0.5 m
- 7.92 g/t Au over 3.0 m, incl. 21.3 g/t Au (0.62 oz/ton) over 0.5 m
- **34.6 g/t Au** over 2.0 m, incl. **60.9 g/t Au and 59.0 g/t Au (1.78 & 1.72 oz/ton)**
- 21.0 g/t Au over 2.6 m, incl. **79.3 g/t Au (2.32 oz/ton)** over 0.5 m
- **42.3 g/t Au** over 1.0 m, incl. **48.9 g/t Au (1.43 oz/ton)** over 0.5 m
- **9.33 g/t Au over 6.5** m, incl. **88.0 g/t Au (2.57 oz/ton)** over 0.5 m
- 8.24 g/t Au over 4.0 m, incl. 28.4 g/t Au (0.83 oz/ton) over 0.5 m
- **26.5 g/t Au** over 3.4 m, incl. **117.0 g/t Au (3.42 oz/ton)** over 0.5 m
- 11.3 g/t Au over 3.5 m, incl. **72.7 g/t Au (2.12 oz/ton)** over 0.5 m

Over the past 24 months, a total of 35,769 metres (181 HQ drill holes) has been completed to expand the Eau Claire gold resource within the upper 300 metres. **30% of all vein intercepts drilled within this period contain over one ounce gold per ton. 75%** of all gold-enriched vein and schist material intersected at Eau Claire over the last two years, exceed **one-half (0.50) ounce gold per ton** over an average thickness of 1.34 metres. Assay data is pending for another 15 drill holes (229 to 244).

In 168 drill holes, **471 gold-bearing** quartz-tourmaline vein intervals with an **average grade of 12.4 g/t Au (0.36 oz/ton),** at an average thickness of 1.37 metres, have been intersected within the upper one-third of the deposit. **350 vein intervals contain an average grade of 16.1 g/t Au (0.47 oz/ton);** 250 vein intervals averaged **20.6 g/t Au (0.60 oz/ton);** 150 vein intervals contain an average of **30.0 g/t Au** or **0.88 oz/ton; 100 vein intervals** contain **41.6 g/t Au (1.21 oz/ton)** and 50 intersections have an average of **64.4 g/t Au** or **1.88 oz/ton** (Table 2). The Eau Claire deposit clearly hosts a number of exceptionally high-grade gold veins, from which initial testing shows a substantial percentage of gold can easily be extracted through simple physical means (gravity and flotation) in the early stages of a milling process.

12/17

Preliminary data from SGS Lakefield Research Limited on the metallurgical test work from master composite samples taken from the Eau Claire gold deposit indicates a gold recovery ranging from 94.2 to 95.9% utilizing gravity plus flotation techniques alone. Current acid base accounting test results from composite samples from the P, JQ, R and S veins also indicate that the gold deposit is likely non-acid generating. Additional testing will maximize final gold recoveries and define optimal milling processes for Eau Claire.

The Eau Claire deposit contains a significant amount of tellurium as well as free gold. There is a positive correlation of gold and tellurium with multiple vein intersections containing in excess of one ounce of tellurium per ton (Table 1). Tellurium is one of the rarest metals on earth and is most frequently recovered as a byproduct from refining copper. Tellurium is used in semi-conductors and ceramics. It is often alloyed with cast iron, copper and stainless steel and added to lead to prevent corrosion. Increasingly, tellurium is being used to tint windows for "smart-heating" used in the manufacture of solar cells, CD's, DVD's, Blu-ray disks and flash drives. Recent advances in computer memory technology include a new application utilizing tellurium in "phase change memory chips" that can hold large amounts of data in a small space, replacing conventional memory chips. The price of tellurium over the past five years has varied from $10 to $180 per pound, however the demand from this new technology is likely to put pressure on the world's limited supply, causing an increase in tellurium metal price.

Bismuth is another byproduct at Eau Claire. Bismuth, though not as rare as tellurium, is also a metal with many significant uses. It is widely used in producing malleable irons, as a catalyst for making acrylic fibres, in cosmetics and in medicines as well as fire detection and extinguishing systems. Bismuth is also used as a thermocouple, as it has the highest negativity known. Currently used as a carrier for uranium fuel in nuclear reactors, bismuth will become increasingly more important in the quest for "clean" energy systems. Scientists at Stanford University also claim bismuth-telluride, a semi-conductor, which can withstand significantly higher temperatures than silicon, may replace standard semi-conductor electronics (TFOT- www.thefutureofthings.com).

"The preliminary metallurgical test work for the Eau Claire gold deposit is very encouraging, and is not surprising given the amount of visible gold observed in drill core. Along with the gold there are a number of rare metals present throughout the deposit, including tellurium and bismuth. These important by-product metals are expected to positively boost the total net smelter return value of the deposit, and in turn, reduce the future cash costs of gold production. ***The escalating price of gold, encouraging metallurgical test work, future exploration potential and excellent infrastructure make Eau Claire one of the most attractive gold deposits in James Bay.*** *These new developments are very positive for our shareholders and for mining in Quebec" emphasizes Dr. Robinson, President & CEO. "Upon receipt of the remaining assay data and completion of metallurgical testing, a new resource estimate will be calculated, incorporating the past two years of drilling with previous estimates. A significant exploration and drilling program is also planned for 2010."*

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $17.1 Million in working capital, no debt and holds an interest in 12 projects within the James Bay District, including the Eleonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $5 million for gold exploration in Quebec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax: (519) 940-4871, e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1.	Clearwater Project - Assay Data								
		2009 Eau Claire Assay Results							
Hole ID	**From**	**To**	**Length**	**Au**	**Au**	**Te g/t**	**Te**	**Vein ID**	**Notes**
			m	**g/t**	**oz/ton**	**g/t**	**oz/ton**		
ER09-216	42.5	43.0	0.50	**9.99**	**0.29**	1.08	0.03		
	176.5	178.0	1.50	**27.60**	**0.81**	**41.88**	**1.22**	**G**	
incl.	177.0	177.5	0.50	**81.80**	**2.39**	**124.00**	**3.62**		**VG 10**
ER09-217	58.5	64.0	**5.50**	3.65	0.11	4.38	0.13	**B**	
incl.	62.5	63.0	0.50	**12.55**	**0.37**	**15.85**	**0.46**		
	97.0	100.0	**3.00**	**7.92**	**0.23**	**10.86**	**0.32**	**C**	
incl.	97.0	98.0	1.00	**21.30**	**0.62**	**28.45**	**0.83**		**VG 6**
ER09-219	53.0	54.5	1.50	**7.52**	**0.22**	**7.28**	**0.21**	**G**	
incl.	53.5	54.0	0.50	**20.20**	**0.59**	**19.30**	**0.56**		
ER09-220	26.7	28.2	1.50	4.38	0.13	4.70	0.14	**R**	
	65.7	67.2	1.50	4.28	0.12	5.15	0.15	**T**	
ER09-221	13.5	15.5	2.00	**34.60**	**1.01**	**52.76**	**1.54**	**JQ**	
incl.	14.0	14.5	0.50	**60.90**	**1.78**	**90.70**	**2.65**		**VG 20**
incl.	14.5	15.0	0.50	**59.00**	**1.72**	**93.90**	**2.74**		
	21.0	22.0	1.00	**12.69**	**0.37**	**15.05**	**0.44**	**JQ**	**VG 3**
	31.9	32.4	0.50	**37.80**	**1.10**	**54.00**	**1.58**	**R**	
ER09-222	16.5	19.1	**2.60**	**21.00**	**0.61**	**32.13**	**0.94**	**JQ**	
incl.	17.0	17.5	0.50	**79.30**	**2.32**	**125.00**	**3.65**		**VG 50**
incl.	18.6	19.1	0.50	**15.00**	**0.44**	**19.90**	**0.58**		**VG 2**
	29.7	30.7	1.00	**42.30**	**1.24**	**58.15**	**1.70**	**R**	
incl.	29.7	30.2	0.50	**48.90**	**1.43**	**70.70**	**2.06**		**VG 10**
incl.	30.2	30.7	0.50	**35.70**	**1.04**	**45.60**	**1.33**		
ER09-223	7.5	9.0	1.50	5.56	0.16	8.21	0.24	**P**	
incl.	8.0	8.5	0.50	**12.85**	0.38	8.72	0.25		
	30.2	30.7	0.50	**15.25**	**0.45**	**21.00**	**0.61**	**R**	**VG 3**
ER09-224	16.4	22.9	**6.50**	**9.33**	**0.27**	**16.19**	**0.47**	**JQ**	
incl.	16.9	17.4	0.50	**88.00**	**2.57**	**162.50**	**4.75**		
	26.4	30.4	**4.00**	**8.24**	0.24	12.28	**0.36**	**R**	
incl.	26.9	27.4	0.50	**28.40**	**0.83**	**41.40**	**1.21**		
incl.	27.4	27.9	0.50	**18.25**	**0.53**	**27.70**	**0.81**		
ER09-225	12.9	14.4	1.50	**21.33**	**0.62**	**29.00**	**0.85**	**JQ**	
incl.	12.9	13.4	0.50	**28.80**	**0.84**	**40.00**	**1.17**		
incl.	13.4	13.9	0.50	**18.75**	**0.55**	**29.00**	**0.85**		**VG 5**

		2009 Eau Claire Assay Results							
Hole ID	**From**	**To**	**Length**	**Au**	**Au**	**Te g/t**	**Te**	**Vein ID**	**Notes**
			m	**g/t**	**oz/ton**	**g/t**	**oz/ton**		
ER09-225	26.8	30.2	**3.40**	**26.50**	**0.77**	**45.37**	**1.32**	**R**	
incl.	27.2	27.7	0.50	**19.15**	**0.56**	**22.40**	**0.65**		
incl.	27.7	28.2	0.50	**16.85**	**0.49**	**19.30**	**0.56**		
incl.	28.2	28.7	0.50	**117.00**	**3.42**	**225.00**	**6.57**		**VG 20**
ER09-226	13.3	13.8	0.50	7.47	0.22	11.65	0.34	**JQ**	**VG 3**
	32.1	34.1	2.00	5.85	0.17	7.42	0.22	**R**	
	36.2	39.7	**3.50**	**11.29**	**0.33**	**14.56**	**0.43**	**S**	
incl.	39.2	39.7	0.50	**72.70**	**2.12**	**91.20**	**2.66**		**VG 20**
ER09-227	19.3	21.3	2.00	5.89	0.17	7.65	**0.22**	**R**	
incl.	20.8	21.3	0.50	**14.70**	**0.43**	**17.15**	**0.50**		
	38.1	39.0	0.90	8.35	0.24	11.79	0.34	**S**	
	80.6	81.6	1.00	**27.30**	**0.80**	2.75	0.08	**T**	
incl.	80.6	81.1	0.50	**26.80**	**0.78**				
incl.	81.1	81.6	0.50	**27.80**	**0.81**				
ER09-228	32.8	33.3	0.50	**67.90**	**1.98**	**88.00**		**S**	

Table 2. **Eau Claire Gold Deposit 2007-2009 Average composite gold grades**

Cut off grade	**Number of**	**Length**	**Average Grade**	
Au g/t	**Intercepts**	**m**	**Au g/t**	**Au oz/ton**
0.0	471	1.37	**12.4**	**0.36**
1.8	450	1.34	**13.1**	**0.38**
2.5	400	1.36	**14.4**	**0.42**
3.4	350	1.35	**16.1**	**0.47**
4.4	300	1.34	**18.2**	**0.53**
5.4	250	1.37	**20.6**	**0.60**
7.1	200	1.41	**23.7**	**0.69**
9.6	150	1.33	**30.0**	**0.88**
14.2	100	1.23	**41.6**	**1.21**
20.0	50	1.21	**64.4**	**1.88**
31.2	25	1.10	**111.4**	**3.25**
46.0	10	1.11	**218.6**	**6.38**

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. Assay samples are taken from HQ core, sawed in half with one half sent to a commercial laboratory and the other half retained for future reference.

Note: Sample length approximates true thickness. VQTL VG = Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample. TE = visible grains of tellurides.

Eastmain Resources Inc.

ER-T: $1.65

TARGET: **$2.00**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

December 4, 2009

Michael Gray – 604.694.6961
Michael.Gray@genuitycm.com
Samuel Jang (Associate) – 604.694.6964
Samuel.Jang@genuitycm.com

Positive metallurgy and more drill results from the Eau Claire gold deposit

(all figures in C$, unless noted)

Price (12/3/2009)	$1.65
Total return to target	21.2%
Shares O/S (m)	86.0
Shares F/D (m)	98.3
Market cap F/D ($m)	$162.2
Float value($m)	$120.6
10-day Ave Daily Vol (k)	159.0
Debt ($m)	$0.0
Working Capital ($m)	$15.0
FD Working Capital ($m)	$32.5
12-mo net Burn-rate ($m)	$5.0
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson


ER-T
$2.00
$1.50
$1.00
$0.50
$0.00
Price (C$)
Dec
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50 MA

Company profile

Eastmain Resources (ER) is a Canadian precious metals exploration company focused on Quebec, Canada. The company owns a 100% interest in two advanced gold projects in the Eleonore and Eastmain gold belts in Quebec, with 1.24moz of indicated and inferred gold resources. The company also controls 30% of the Eleonore South JV immediately south of Goldcorp's +5.2moz indicated and inferred resource for the Eleonore gold mine development project.

- Yesterday, after market open, Eastmain reported preliminary metallurgical results and assays for 12 drill holes from its 100%-owned Eau Claire gold deposit, James Bay lowlands, Northern Quebec. Eight of the holes were shallow infill holes along the strike length of the 450W zone (open pit target). Four holes tested for a southeast extension of the vein system.
- Preliminary metallurgy on the primary grind indicates potential gold recoveries of 92-96% (via gravity separation and flotation) in the early stages of a milling process. These are excellent results that suggest both the coarse and fine visible gold are easily recovered. Further testing is required to determine the optimal processing flowsheet and overall gold recovery. Eastmain also indicated that high tellurium (Te) and bismuth (Bi) contents in the Eau Claire gold mineralization could be potential by-products and contribute to a higher NSR value of the deposit if metal prices increase.
- An infill drilling tier on the 450W zone documented seven holes with high-grade gold intersections of 30g/t+ over 0.5-metre intervals; the intersections containing such high-grade gold generally range from 9.33g/t Au over 6.5 metres (hole 224) to 42.3g/t over 1.0 metre (hole 222). We expect that there is a nugget effect in the deposit. We also appreciate that there is a higher grade core that plunges at depth to the southeast.
- Impact is positive for the preliminary metallurgy – We expect these results to register on various mid-tier producer radar screens, as Eau Claire could be attractive as a standalone operation with an initial starter pit. It is also unclear whether the high Te contents could be a metallurgical issue for Goldcorp's Eleonore mine development project. Catalysts include: 1) assays for 15 drill holes (Q4/09); 2) Eleonore South assays (Q4/09) and; 3) a revised resource estimate for Eau Claire (Q2/10).
- We maintain our **BUY** recommendation and target price of $2.00. Our valuation is mainly based on an approximate *in-situ* US$50 EV/oz value for the Eau Claire gold deposit indicated and inferred resources and our estimate of potential resources. We expect Eau Claire to eventually be mined as a satellite deposit that is custom milled at the to-be-built Eleonore mine complex, or alternatively with an on-site mill at Eau Claire.

Eastmain has paid for a portion of the travel expenses for a recent site visit in August 2008.

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I, Michael Gray, hereby certify that the views expressed in this report accurately reflect my personal views about the subject securities or issuers. I also certify that I have not, am not, and will not receive, directly or indirectly, compensation in exchange for expressing the specific recommendations or views in this report.

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